Herbal Tea and Tea Based Beauty Products

Alexis Jones



Tea and Beauty Products

- One of a kind herbal blends
- Each product is designed to maximize the potential of each herb
  - Natural
  - Organic



How TeSpa Started

- The Plan was simple
- Start a Garden
- Be Healthy
- Enjoy the Benefits of Non-processed herbs
- What I Discovered
- The herbs have multiple health benefits
- All natural
- Beautiful
- Products are multi-purpose
- Cross utilization of ingredients

Why Should I Drink TeSpa Te?

- Limited Healthy Options
- Dyed herbs
- Sugar and Additives
- Bleached Tea Bags

- Quality herbal blends
- Paired products
- Full body benefits
- All natural
- Multi Purpose Products



Embrace and Benefit from Herbal Relaxation

7 Natural Tea Blends

- Double Mint
- Citrus Rose
- Jasmine Green Te
- Golden Masala
- Beaute
- Triple Lemon
- Golden Chai



Bask In Full Body Beauty

7 Te Based Beauty Products

- Triple Lemon Facial Mist
- BaeuTe facial Mist
- Flower Power Toner
- Flower Power toner w/ Aloe
- Citrus Rose Bath Te
- Bath Te Foot Soak

3 Te Based Oils

- Lavender
- Orange Rose
- Mint and Lemongrass



Who is Drinking TeSpa Tea?

Target market

- Women 30 - 55 y.o
- Tea Drinkers
- Healthy Eaters
- Use High-end beauty products
- Online Shoppers
- Income 45K



Key Learnings from Test Market

- Validated premium price-point
- Women and Men 25 - 65 y.o
- Women were buying for themselves as well as gifts/ Men were buying as gifts
- Repeat customers
- Successful Test Market
- Over $2000 in sales at Holiday Pop-Ups



Multipurpose, Multifaceted, High End Low Cost







Herbal Teas $20 retail, $3 cost

90% Gross margin on direct to consumer sales

TeSpa and Competitors

TeSpa

- Tea Accessories
- Competitors do not focus on Health,
- Products are not multipurpose,
- TeSpa specific accessories
- There is no current market for multi use tea

Tea that is Sold Globally

- Lipton
- Tealy
- Twinings
- 25 sold in the US



Social Media Connections

FB: TheTeSpa IG: TheTeSpa Twitter: TheTeSpa
LinkedIn: Alexis Jones

